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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: February 1, 1994
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
              Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or
    McGINNIS III   B.     C.                      Statement                     Trading Symbol
----------------------------------------      (Month/Day/Year)              HORIZON BANCORP INC. OF WV
     (Last)     (First)     (Middle)               8/30/96               ------------------------------------
    24 HAMILL RD.                          ----------------------------  5. Relationship of Reporting          6. If Amendment, Date
----------------------------------------   3. IRS or Social Security          Person to Issuer                    of Original
             (Street)                         Number of Reporting             (Check all applicable)              (Month/Day/Year)
                                              Person (Voluntary)           X
    HUNTINGTON      WV         25701             ###-##-####             ----- Director   -----  10% Owner            8/30/96
--------------------------------------     ----------------------------  ----- Officer    -----  Other (specify
      (City)      (State)      (Zip)                                     (give title below)            below)

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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    COMMON STOCK                                    33,705*                           D                     SELF
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    COMMON STOCK                                     5,296*                           D                     JOINT WITH SPOUSE
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    COMMON STOCK                                     8,006*                           I                     SON
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    COMMON STOCK                                     8,006*                           I                     SON
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (8/92)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:

 *This corrects the amount initially reported on Form 3 as a result of the merger between Horizon Bancorp Inc and Twentieth Bancorp to accurately reflect the exchange ratio of 1.01 (rather than 1.0) shares of Horizon Bancorp Inc. stock for each share of Twentieth Bancorp in the merger. This does not reflect the
  100% stock dividend payable 12-15-96 to shareholders of record on 12-1-96.
                                                                                      /s/ B. C. McGINNIS III              2/4/97
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                 POA on file.                  Page 2
      If space provided is insufficient, See Instruction 6 for procedure.                                         SEC 1473 (8/92)
